Exhibit 99.3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (“MAG Shares”) of MAG Silver Corp. (the “Company” or “MAG”) will be held in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time), for the following purposes:

1.	in accordance with the interim order of the Supreme Court of British Columbia (the “Court”) dated June 6, 2025 (the “Interim Order”), for Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular of MAG dated June 6, 2025 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving MAG, Pan American Silver Corp. (the “Purchaser” or “Pan American”), and the Shareholders under Section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular; and

2.	to transact such further or other business as may properly come before the Meeting and any adjournments or postponements thereof.

The completion of the Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution by the Shareholders and the receipt of all regulatory and court approvals.

Specific details of the matters to be put before the Meeting are set forth in the Circular.

The Board of Directors of MAG (the “Board”) unanimously recommends that the Shareholders vote FOR the Arrangement Resolution.

The record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting is June 2, 2025 (the “Record Date”). Only registered Shareholders as of June 2, 2025 are entitled to receive notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting. This Notice of Meeting is accompanied by the Circular, proxy forms and, for registered holders of MAG Shares (“Registered Shareholders”), a letter of transmittal and election form.

The Board and management have decided to conduct the Meeting in person at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada. Registered Shareholders and duly appointed proxyholders in attendance in person will be able to participate, vote and ask questions at the Meeting by following the instructions set out in the Circular. To attend and vote at the Meeting, Beneficial holders of MAG Shares (the “Beneficial Shareholders”) should insert his or her name or his or her chosen representative (who need not be a shareholder) in the blank space provided in the voting instruction form (“VIF”) and follow the instructions on returning the form.

In order to vote by proxy, Registered Shareholders must fill out the form of proxy.

Registered Shareholders who are unable to attend the Meeting are encouraged to read, complete, sign, date and return the applicable enclosed form(s) of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 9:00 a.m. (Vancouver time) on July 8, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof.

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting at 1133 Melville Street, Suite 3500, Vancouver, British Columbia, Canada on July 10, 2025 at 9:00 a.m. (Vancouver time). A Shareholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or VIF, as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your MAG Shares, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, all in accordance with the instructions set out in the Circular.

Proxies must be deposited with Computershare Investor Services Inc. no later than 9:00 a.m. (Vancouver time) on July 8, 2025 (or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting, excluding Saturdays, Sundays and holidays). Beneficial Shareholders should carefully follow the instructions of their intermediaries to ensure that their MAG Shares are voted at the Meeting in accordance with such Shareholder’s instructions. Please refer to the section in the Circular entitled “Information Concerning the Meeting – Proxies and Voting – Beneficial Shareholder Voting” for information on how to vote your securities if you are a Beneficial Shareholder.

The form of proxy and the VIF confers discretionary authority with respect to: (i) amendments or variations to the matters of business to be considered at the Meeting; and (ii) other matters that may properly come before the Meeting. As of the date hereof, the management of MAG knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Meeting. Shareholders who are planning on returning the accompanying form of proxy or VIF are encouraged to review the Circular carefully before submitting the proxy form or VIF. It is the intention of the persons named in the enclosed form of proxy or VIF, if not expressly directed otherwise in such form of proxy or VIF, to vote FOR the Arrangement Resolution.

ii

Pursuant to and in accordance with the Interim Order and the provisions of sections 237 to 247 of the Business Corporations Act (British Columbia) (“BCBCA”) (as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court), each Registered Shareholder as of the Record Date has been granted the right to dissent in respect of the Arrangement Resolution. The dissent procedures require that a Registered Shareholder who wishes to exercise such right must (i) deliver a written notice of dissent to the Arrangement Resolution to MAG, by mail to MAG Silver Corp. c/o Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia, V6E 4E5 attn: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by not later than 5:00 p.m. (Vancouver time) on July 8, 2025 or two business days prior to any adjournment or postponement of the Meeting, (ii) not have voted in favour of the Arrangement Resolution, and (iii) have otherwise complied with the provisions of sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order the Plan of Arrangement and any other order of the Court. The right to dissent is described in the accompanying Circular and the texts of the Plan of Arrangement, Interim Order and sections 237 to 247 of the BCBCA are set forth in Appendix B – “Plan of Arrangement”, Appendix C – “Interim Order” and Appendix J – “Dissent Provisions of the BCBCA”, respectively, to the accompanying Circular.

The statutory provisions dealing with the right of dissent are technical and complex. Failure to strictly comply with the requirements set forth in sections 237 to 247 of the BCBCA, as may be modified or supplemented by the Interim Order, the Plan of Arrangement and any other order of the Court, may result in the loss or unavailability of any right of dissent.

If you have any questions or require any assistance in completing your proxy, please contact Kingsdale Advisors by telephone at 1-800-775-1986 (toll-free in North America) or 1-416-623-2517 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Dated at Vancouver, British Columbia as of the 6th day of June, 2025.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

iii